Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT
As of December 31, 2024

Full Name of Subsidiary	Place of Incorporation
Greenlight Reinsurance, Ltd.	Cayman Islands
Greenlight Reinsurance Ireland, Designated Activity Company	Ireland
Greenlight Re Marketing (UK) Limited	United Kingdom
Verdant Holding Company, Ltd.	Delaware
Greenlight Re Corporate Member Ltd.	United Kingdom
Viridis Re SPC, Ltd.	Cayman Islands
Greenlight Re Ireland Services Limited	Ireland